FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Six Month Period Ended June 30, 2004

ABN AMRO HOLDING N.V.
Commission File Number: 001-14624

ABN AMRO BANK N.V.
Commission File Number: 001-14624-05

(Translation of Registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F      ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___           No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX

Item
1.	Press release entitled “ABN AMRO reports first half 2004 results: Strong rise in net profit and increase in interim dividend”, dated August 2, 2004.
2.	Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP for the Three Month and Six Month Periods Ended June 30, 2004

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	August 2, 2004	By:	/s/ Drs. T de Swaan

			Name:	Drs. T de Swaan
			Title:	Member of the Managing Board

		By:	/s/ Mr H. Duijn

			Name:	Mr H. Duijn
			Title:	Secretary Managing Board

ABN AMRO BANK N.V.

Date:	August 2, 2004	By:	/s/ Drs. T de Swaan

			Name:	Drs. T de Swaan
			Title:	Member of the Managing Board

		By:	/s/ Mr H. Duijn

			Name:	Mr H. Duijn
			Title:	Secretary Managing Board

Item 1

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on the internet: www.abnamro.com

Amsterdam, 2 August 2004

ABN AMRO reports first half 2004 results:
Strong rise in net profit and increase in interim dividend

First half 2004 performance (compared to the first half of 2003)

Revenues up (+4.7%) despite strong decline in mortgage revenues (EUR 417 mln)
Operating expenses up (+4.9%) partly due to the consolidation of Banco Sudameris
Higher operating result (+4.2%)
Strong rise in net profit (+30.5%)
Interim dividend up by 5 cents to 50 euro cents
Buy back of stock dividend on completion of sale of LeasePlan Corporation

Second quarter 2004 performance (compared to the first quarter of 2004)

Revenues flat (+0.2%)
Operating expenses stable (+0.5%)
Efficiency ratio stable at 66.8%
Increase in net profit (+5.7%)
New capital targets of tier 1 ratio of 8.5% and core tier 1 ratio of 7%

Chairman’s Statement
“Global economic conditions in the first half of 2004 improved compared to 2003, especially in the United States and Brazil, and to a lesser extent in Europe. This improvement, however, remains fragile against the backdrop of political instability, high oil prices and hence a hesitant economic recovery. Given these developments, we achieved good results. We increased our net profit, grew our revenues and benefited from much lower provisions in the first six months compared to the same period last year. Our revenue growth is particularly encouraging considering the significant fall in our mortgage revenues in the Business Unit North America.

Based on our performance in the first half and our estimates for the second half of the year, we expect our 2004 operating result to be around that of 2003. Retaining our full year net profit outlook for the Business Unit North America and for the Wholesale Clients SBU, we expect an increase in our net profit of at least 10% for 2004 compared to last year (excluding the profit on the sale of Bank of Asia and LeasePlan Corporation).”

Key figures group results second quarter 2004

(in millions of euros)	quarterly							six months

	Q2 2004	Q1 2004	% change	% change*	Q2 2003	% change	% change*	2004	2003	% change	% change*

Operating result	1,586	1,590	(0.3)	(0.3)	1,616	(1.9)	2.0	3,176	3,048	4.2	7.9
Provisioning loan losses	154	195	(21.0)	(21.0)	305	(49.5)	(47.2)	349	648	(46.1)	(44.6)
Operating profit before tax	1,431	1,397	2.4	2.4	1,311	9.2	13.3	2,828	2,390	18.3	22.6
Net profit	987	934	5.7	3.9	782	26.2	28.5	1,921	1,472	30.5	33.4
Earnings per share (euros)	0.60	0.56	7.1		0.48	25.0		1.16	0.91	27.5

Efficiency ratio	66.8%	66.6%			64.8%			66.7%	66.5%
(* At constant forex rates)
	30 Jun 04	31 Mar 04	% change		30 Jun 03	% change		30 Jun 04	31 Dec 03	% change

(in billions of euros)
Total assets	632.8	639.9	(1.1)		614.2	3.0		632.8	560.4	12.9
Group capital	33.7	34.4	(2.0)		31.1	8.4		33.7	31.8	6.0
Risk-weighted assets	240.8	237.0	1.6		228.4	5.4		240.8	223.8	7.6

Core tier 1 ratio	6.01%	5.91%			5.24%			6.01%	5.91%
BIS tier 1 ratio	8.33%	8.27%			7.63%			8.33%	8.15%
BIS capital ratio	11.32%	11.62%			11.10%			11.32%	11.73%

Letter to the Shareholder

On behalf of the Managing Board, I am writing to you about our performance in the first half of 2004.

Global economic conditions in the first half of 2004 improved compared to 2003, especially in the United States and Brazil, and to a lesser extent in Europe. This improvement, however, remains fragile against the backdrop of political instability, high oil prices and hence a hesitant economic recovery. Given these developments, we achieved good results. We increased our net profit, grew our revenues and benefited from much lower provisions in the first six months compared to the same period last year. Our revenue growth is particularly encouraging considering the significant fall in our mortgage revenues in the Business Unit North America (BU NA). The revenue growth in BU Brazil, Wholesale Clients SBU (WCS), BU Private Clients, BU New Growth Markets, Bouwfonds and Corporate Centre more than offset the decline in mortgage revenues. Although, the operating result of WCS is below our expectations, we are satisfied with the strong improvement of WCS in net profit terms. This is in line with our guidance of an average quarterly net profit of EUR 150 mln for 2004.

Group Shared Services (GSS) has been established in order to support our drive to further improve our operating performance. Benchmarking of services currently provided by the SBUs on a standalone basis, confirms that, through consolidation, significant improvements can be achieved in the cost and quality of services that will be provided. Savings in procurement are already being achieved in 2004. Additional annual cost savings will be at least EUR 500 mln. The full amount will be achieved as from 2007.

The strong growth in net profit shows that we continue to make progress in terms of increased focus on our core businesses, thereby allocating our key resources to the businesses that generate the highest economic value. We will sharpen this focus with the sale of Bank of Asia and LeasePlan Corporation.

The proceeds of these sales will improve our capital ratios by approximately 110 basis points (ceteris paribus). As previously announced, we have decided to increase our tier 1 ratio target from 8.25% to 8.50% and our core tier 1 ratio target from 6% to 7%. As a result of our improved capital position, we have decided to neutralise the dilutive effect of the full year stock dividend. We will buy back the shares issued as interim stock dividend once the proceeds from the sale of LeasePlan Corporation have been received. This is in line with our active and prudent capital management policy.

Our financial performance is crucial, but we do not overlook important contributing factors such as sustainability. One of sustainable development’s strategic themes is the integration of social and environmental decision criteria into the organisation and its business processes. To reflect this, we have placed the sustainable development function within the heart of our organisation. This step, combined with the additional resources we have dedicated to this area, will allow us to further enhance our commitment to activities that improve and support sustainable development. To make this commitment transparent and ensure a high level of accountability is in place, we will publish our first Sustainability Report on 15 September 2004. This report will concentrate on the social and environmental aspects of our business and should be read in conjunction with our financial reporting.

Based on our performance in the first half and our estimates for the second half of the year, we expect our 2004 operating result to be around that of 2003. Retaining our full year net profit outlook for the BU NA and for WCS, we expect an increase in our net profit of at least 10% for 2004 compared to last year (excluding the profit on the sale of Bank of Asia and LeasePlan Corporation).

Sincerely, Rijkman Groenink Chairman of the Managing Board

ABN AMRO GROUP

(in millions of euros)	quarterly							six months

	Q2 2004	Q1 2004	% change	% change*	Q2 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	2,574	2,384	8.0	7.6	2,409	6.8	10.5	4,958	4,649	6.6	10.6
Securities and participations	92	161	(42.9)	(43.5)	51	80.4	84.3	253	190	33.2	35.3
Net commissions	1,206	1,157	4.2	4.0	1,057	14.1	16.4	2,363	2,077	13.8	17.2
Results financial transactions	450	652	(31.0)	(30.1)	493	(8.7)	(7.7)	1,102	939	17.4	17.1
Other revenue	448	405	10.6	9.6	578	(22.5)	(19.6)	853	1,250	(31.8)	(28.3)

Total revenue	4,770	4,759	0.2	(0.0)	4,588	4.0	6.9	9,529	9,105	4.7	7.9
Operating expenses	3,184	3,169	0.5	0.1	2,972	7.1	9.6	6,353	6,057	4.9	8.0

Operating result	1,586	1,590	(0.3)	(0.3)	1,616	(1.9)	2.0	3,176	3,048	4.2	7.9

Efficiency ratio	66.8%	66.6%			64.8%			66.7%	66.5%
(* At constant forex rates)

The operating result of the Group in the first half of 2004 increased by 4.2% compared to the same period last year. Revenues for the Group were up 4.7% relative to the first six months of 2003. This increase was due to higher revenues in the BU Brazil, Wholesale Clients SBU (WCS), BU Private Clients, BU New Growth Markets (NGM), Bouwfonds and Corporate Centre. These more than offset the (expected) large decrease in mortgage revenues in the BU North America (BU NA). If we exclude the US mortgage revenues in 2003 and 2004, revenue growth was 10.0% . Costs of the Group were kept well under control. In Brazil costs increased as a result of the consolidation of Banco Sudameris and the new collective labour agreement implemented in the third quarter of 2003. The level of provisioning declined substantially compared to the first half of last year, due to recoveries and releases of provisions and the improved credit quality of our loan portfolio. Consequently, the net profit increased by 30.5% compared to the same period in 2003.

Compared to the first quarter of this year, revenues in the second quarter were flat. Higher revenues in the BU NA combined with increased revenues in the Corporate Centre offset the lower revenues in WCS. The latter was impacted by a revenue decrease in the BU Financial Markets (FM), BU Equities and BU Private Equity. Revenues in the BU NA increased as a result of higher interest revenue from mortgage activities and other revenues from commercial banking. In terms of the various revenue lines, net interest revenue increased due to higher interest income in the Corporate Centre as a result of the unwinding of an interest rate swap (EUR 119 mln) and in the BU NA as previously mentioned. Revenue from securities and participations decreased by EUR 69 mln, as a result of the book profit on the sale of our stake in Bank Austria in the first quarter, despite much improved contributions from our Italian participations. Improved commission income was the result of an increase in commissions in WCS offsetting lower securities commission income in the BU NL. The higher commission income in WCS came from our Infrastructure Capital and Leveraged Finance Groups in the BU FM as well as improved commissions from Trade Finance and Advisory activities in the BU Working Capital. Results from financial transactions decreased significantly which can be attributed to lower trading results in the BU FM, BU Equities and BU Private Equity. Other revenue increased due to higher sales of commercial mortgages in the United States.

Operating expenses for the second quarter were stable compared to the previous quarter. Higher expenses in the Corporate Centre and BU NA were offset by lower expenses in WCS and the BU Brazil.

Consequently, the operating result was flat quarter-on-quarter. Increases in the operating result of the BU NA and BU Brazil offset the decline in WCS.

The level of provisioning for the second quarter was EUR 41 mln lower than the first quarter of this year, due to lower provisions in WCS and the BU NL. Provisions in the BU NL came down as a result of lower provisions in the corporate loan portfolio. WCS provisions decreased due to releases as a result of conservative provisioning policy in previous years. Moreover, the credit quality of its loan portfolio continued to improve. We expect the provisioning level for the Group to remain low during the second half of the year due to the positive credit environment combined with our high quality loan portfolio.

The effective tax rate for this quarter was 1.6 percentage points lower compared to the previous quarter. The decrease in the effective tax rate was mainly due to lower effective tax rates in WCS and the BU Brazil as a result of tax credits.

As a result, net profit increased by 5.7% quarter-on-quarter. Looking forward, it should be noted that we maintain our net profit outlook for WCS (average net profit of EUR 150 mln per quarter in 2004) and the

BU NA (net profit for 2004 to be EUR 150-250 mln lower, at constant exchange rates, than the net profit in 2003).

For the quarter ending 30 June 2004, the Group’s risk-weighted assets (RWA) increased by EUR 3.8 bln to EUR 240.8 bln. This increase was almost entirely due to an increase in RWA in WCS.

The tier 1 ratio for the quarter ended 6 basis points higher at 8.33% . The core tier 1 ratio improved by 10 basis points to 6.01% . The total BIS ratio for the quarter stood at 11.32%, a decrease of 30 basis points. As already announced in June, we increased our capital targets to a tier 1 ratio of 8.50% and a core tier 1 ratio of 7%. As a result of our improved capital position, we have decided to neutralise the dilutive effect of the full year stock dividend. We will buy back the shares issued as interim stock dividend once the proceeds from the sale of LeasePlan Corporation have been received. This is in line with our active and prudent capital management policy.

Recent Developments
On 27 July 2004, ABN AMRO announced it had completed the sale of its 80.77% stake in Thailand based Bank of Asia to United Overseas Bank (UOB). The agreement for the sale and purchase of Bank of Asia was previously announced by ABN AMRO and UOB on 12 May 2004. UOB has paid THB 5.35 per share in cash, or a total cash consideration of THB 22,019 mln for the stake.

THE CONSUMER & COMMERCIAL CLIENTS SBU

(in millions of euros)	quarterly							six months

	Q2 2004	Q1 2004	% change	% change*	Q2 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	1,764	1,716	2.8	2.4	1,723	2.4	6.8	3,480	3,334	4.4	8.8
Net commissions	433	434	(0.2)	(0.9)	363	19.3	24.5	867	735	18.0	23.9
Results financial transactions	51	35	45.7	42.9	28	82.1	89.3	86	106	(18.9)	(11.3)
Other revenue	354	301	17.6	16.6	481	(26.4)	(22.7)	655	1,143	(42.7)	(38.9)

Total revenue	2,602	2,486	4.7	4.1	2,595	0.3	4.7	5,088	5,318	(4.3)	0.2
Operating expenses	1,613	1,602	0.7	0.4	1,522	6.0	10.3	3,215	3,090	4.0	8.4

Operating result	989	884	11.9	11.0	1,073	(7.8)	(3.3)	1,873	2,228	(15.9)	(11.1)
Provisioning loan losses	139	160	(13.1)	(13.1)	217	(35.9)	(32.3)	299	397	(24.7)	(22.4)
Value adj. fin. fixed assets	0	(1)			1			(1)	3

Operating profit before taxes	850	725	17.2	16.1	855	(0.6)	4.2	1,575	1,828	(13.8)	(8.5)
Taxes	237	216	9.7	16.7	337	(29.7)	(21.1)	453	651	(30.4)	(22.7)

Profit after taxes	613	509	20.4	15.9	518	18.3	20.7	1,122	1,177	(4.7)	(0.6)
Minority interests	15	16	(6.3)	(6.3)	3			31	9

Net profit	598	493	21.3	16.6	515	16.1	18.1	1,091	1,168	(6.6)	(2.6)

Efficiency ratio	62.0%	64.4%			58.7%			63.2%	58.1%
(* At constant forex rates)

	30 Jun 04	31 Mar 04	% change		30 Jun 03	% change		30 Jun 04	31 Dec 03	% change

Staff (fte)	73,755	75,817	(2.7)		70,514	4.6		73,755	77,369	(4.7)
(in billions of euros)
Total assets	224.4	225.9	(0.7)		226.0	(0.7)		224.4	220.9	1.6
Risk-weighted assets	146.3	146.0	0.2		142.0	3.0		146.3	141.4	3.5

Compared to the first half of 2003, the overall performance of the Consumer and Commercial Clients (C&CC) SBU in the first six months of this year was satisfactory, given the expected adverse circumstances in the US mortgage market. In order to facilitate a better comparison, all comments hereafter refer to variations at constant exchange rates. Revenues rose by 2.3%, despite the decline in mortgage revenues (EUR 385 mln) and excluding the EUR 111 mln net gain on the disposal of the Dutch insurance business in 2003. All Business Units posted an increase of their revenues (EUR 448 mln in total), except for the Business Unit North America (BU NA). The main contributor to this increase was the BU Brazil (EUR 203 mln) due to the consolidation of Banco Sudameris. The BU New Growth Markets (EUR 118 mln), Bouwfonds (EUR 85 mln) and the BU Netherlands (EUR 42 mln) all generated good organic growth. Operating expenses were up primarily due to the consolidation of Banco Sudameris and to higher expenses in the BU NA. Consequently, the operating result decreased by 11.1% to EUR 1,980 mln and the efficiency ratio increased by 5.1 percentage points to 63.2% . This development is in line with our expectations and is to be seen in the context of mortgage operations in the United States returning to more normal levels of activity. It is noteworthy that the decrease in the operating result hardly had an impact on the profitability of the C&CC operations. Provisioning and taxes came down significantly primarily due to the improvement of the corporate loan portfolio in the BU NA and to lower taxes in the BU Brazil and BU NA.

Relative to the first quarter of 2004, revenues increased by 4.1% to EUR 2,589 mln. This was primarily driven by the United States, where revenues increased by 8.7% quarter-on-quarter due to the growth of commercial banking and to higher asset and liability management (ALM) results. In Brazil, the ongoing growth of the retail activity was the main driver of the improved performance.

Operating expenses were stable quarter-on-quarter, as cost discipline remained a key focus in all geographies. Consequently, the operating result increased by 11.0% and the efficiency ratio improved by 2.4 percentage points to 62.0% .

Provisioning in the second quarter fell further to 38 basis points of average RWA compared to 45 basis points in the first quarter. Provisioning decreased primarily in the Netherlands, due to lower losses on the corporate loan portfolio, and in Brazil, due to a sustainable improvement of the credit risk of the consumer finance portfolio.

Consequently, net profit increased by 16.6% quarter-on-quarter to EUR 575 mln.

Business Unit Netherlands

(in millions of euros)	quarterly						six months

	Q2 2004	Q1 2004	% change	Q2 2003	% change	2004	2003	% change

Net interest revenue	628	615	2.1	616	1.9	1,243	1,213	2.5
Net commissions	142	162	(12.3)	137	3.6	304	285	6.7
Results financial transactions	9	9	0.0	6	50.0	18	15	20.0
Other revenue	5	5	0.0	5	0.0	10	131	(92.4)

Total revenue	784	791	(0.9)	764	2.6	1,575	1,644	(4.2)
Operating expenses	604	611	(1.1)	592	2.0	1,215	1,235	(1.6)

Operating result	180	180	0.0	172	4.7	360	409	(12.0)
Provisioning loan losses	42	68	(38.2)	57	(26.3)	110	108	1.9
Value adj. fin. fixed assets	0	0		0		0	2

Operating profit before taxes	138	112	23.2	115	20.0	250	299	(16.4)
Taxes	45	38	18.4	40	12.5	83	66	25.8

Profit after taxes	93	74	25.7	75	24.0	167	233	(28.3)
Minority interests	0	0		0	0.0	0	2

Net profit	93	74	25.7	75	24.0	167	231	(27.7)

Efficiency ratio	77.0%	77.2%		77.5%		77.1%	75.1%
	30 Jun 04	31 Mar 04	% change	30 Jun 03	% change	30 Jun 04	31 Dec 03	% change

Staff (fte)	20,396	21,152	(3.6)	21,883	(6.8)	20,396	21,417	(4.8)
(in billions of euros)
Risk-weighted assets	53.5	52.6	1.7	51.5	3.9	53.5	52.6	1.7

The operating result of the Business Unit Netherlands (BU NL) increased by 24.1% compared to the first half of last year and after adjustment for incidental items. These incidentals include the EUR 111 mln net profit associated with the sale of the insurance business, the EUR 20 mln release of an accrued provision for staff costs and the EUR 12 mln negative revenue related to Interpay, all in the first half of 2003. The improvement of the operating result was driven by a 1.9% increase in revenues and a 3.2% reduction in operating expenses. The higher revenue was driven by a net interest revenue increase of 2.5% to EUR 1,243 mln, due to higher savings volumes and an improvement in asset spreads. In addition, net commissions increased by 6.7% to EUR 304 mln. This improvement was broad-based, but partly offset by a decline in foreign payment commissions as a result of new EU regulations. Other revenues decreased due to the above-mentioned EUR 111 mln net profit in the first half of 2003. The reduction in operating expenses was driven by lower staff costs. On an adjusted basis, the efficiency ratio improved 4.1 percentage points to 77.1% .

Relative to the preceding quarter, revenues were slightly down by 0.9% to EUR 784 mln. Revenues in the second quarter were negatively impacted by a 12.3% decrease in net commissions, related to lower commissions on securities and a seasonal decline in insurance commissions. The slowdown in commission income was partly offset by EUR 13 mln higher net interest revenues.

Operating expenses fell by 1.1% in the second quarter to EUR 604 mln. During the quarter, total staff decreased by 756 FTEs to 20,396 FTEs, as a result of the transfer of the European Payment Center (EPC) to Group Shared Services (GSS). Within GSS, EPC is one of the action tracks aimed at maximising cost synergies across the (S)BUs and at driving the further transformation of bank-wide service delivery towards operational excellence. EPC’s initial focus will be on combining the payment activities executed by the BU NL and WCS within the Netherlands.

The operating result remained stable at EUR 180 mln quarter-on-quarter. The efficiency ratio was almost unchanged at 77.0% .

Relative to the first quarter, provisions were down by 38.2% to EUR 42 mln (or 32 basis points of average RWA). The lower level of provisioning in the second quarter is mainly related to lower provisioning for the corporate client portfolio. Contrary to our expectations of stable provisioning levels, provisioning in the first half of this year decreased by EUR 28 mln to EUR 110 mln (or 42 basis points of average RWA) compared to the second half of last year. This low level is indicative for the remainder of the year.

As of 30 June 2003, the BU NL completed its internal restructuring program ‘No Detours’. The BU NL has established clear value propositions for clients, based on customer centric strategies. As a result client satisfaction levels for the BU NL’s core client segments (corporate, SME, mass affluent) continued to improve.

Business Unit North America

(in millions of euros)	quarterly								six months

	Q2 2004	Q1 2004	% change	% change*	Q2 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	607	546	11.2	8.6	594	2.2	8.1	1,153	1,204	(4.2)	5.1
Net commissions	157	150	4.7	2.7	149	5.4	11.4	307	304	1.0	11.2
Results financial transactions	26	30	(13.3)	(16.7)	37	(29.7)	(27.0)	56	77	(27.3)	(19.5)
Other revenue	214	177	20.9	18.6	374	(42.8)	(39.3)	391	834	(53.1)	(48.6)

Total revenue	1,004	903	11.2	8.7	1,154	(13.0)	(8.0)	1,907	2,419	(21.2)	(13.4)
Operating expenses	537	512	4.9	2.5	536	0.2	6.0	1,049	1,095	(4.2)	5.4

Operating result	467	391	19.4	16.9	618	(24.4)	(20.1)	858	1,324	(35.2)	(28.9)
Provisioning loan losses	31	23	34.8	30.4	76	(59.2)	(56.6)	54	163	(66.9)	(63.8)

Operating profit before taxes	436	368	18.5	16.0	542	(19.6)	(14.9)	804	1,161	(30.7)	(24.0)
Taxes	145	122	18.9	16.4	190	(23.7)	(19.5)	267	414	(35.5)	(29.2)

Profit after taxes	291	246	18.3	15.9	352	(17.3)	(12.5)	537	747	(28.1)	(21.2)
Minority interests	0	1			(1)			1	0

Net profit	291	245	18.8	16.3	353	(17.6)	(12.7)	536	747	(28.2)	(21.3)

Efficiency ratio	53.5%	56.7%			46.4%			55.0%	45.3%
(* At constant forex rates)

	30 Jun 04	31 Mar 04	% change		30 Jun 03	% change		30 Jun 04	31 Dec 03	% change

Staff (fte)	18,177	18,555	(2.0)		19,021	(4.4)		18,177	19,356	(6.1)
(in billions of euros)
Risk-weighted assets	56.8	58.2	(2.4)		59.1	(3.9)		56.8	55.3	2.7

Revenues of the Business Unit North America (BU NA) increased by 3.6% compared to the first half of last year, adjusted for the impact of the mortgage business and currency variations in both years. This was essentially due to the increase in revenues of the commercial banking business. This improvement was driven by higher spreads, higher sales of commercial mortgages and growth of the financing of small residential projects. All comments hereafter refer to variations at constant exchange rates in order to facilitate better comparisons. In terms of individual revenue lines, net interest revenues improved by 5.1% despite lower volumes of mortgages held for sale. Net interest revenues were underpinned by better ALM results and by higher deposit spreads. Other revenues decreased by 48.6% to EUR 427 mln, due to lower mortgage origination volumes and margins. As long-term interest rates were rising, the unprecedented mortgage refinancing activity started to fade away in the second half of last year. Over the same period, staff decreased by 1,179 FTEs in line with the reduction in mortgage activity. This reduction in staff did not lead to a decrease in operating expenses, which grew by 5.4% . With declining mortgage origination, lower amounts of deferred expenses related to direct loan origination costs were deducted from the corresponding income. Adjusted for this impact, operating expenses were flat. Consequently, the operating result declined by 28.9% to EUR 941 mln in the first half of 2004 compared to the same period in 2003. The efficiency ratio returned to 55.0%, in line with the historical average of the BU NA.

Relative to the first quarter of 2004, the revenues of the BU NA improved by 8.7% . In terms of individual income lines, net interest revenue increased by 8.6% quarter-on-quarter. This was driven by higher volumes of mortgages held for sale, lower funding costs and, to a lesser extent, growth of the retail loan portfolio. Other revenues increased by 18.6% compared to the first quarter, as a result of higher sales of commercial mortgages.

In US dollar terms, the revenues of the commercial banking business increased by 9.7% compared to the prior quarter, due to higher sales of commercial mortgages and growth of the financing of small residential projects. Commercial spreads, although slightly lower than in the first quarter, remained high, underpinned by the ongoing cross-selling of derivatives and pricing discipline. The average corporate loan portfolio was stable quarter-on-quarter principally due to a continued low usage of the credit facilities in place. It is to be noted that loan commitments continued to grow strongly (+4.6% compared to the first quarter of 2004).

In local currency terms, the revenues of the retail banking business picked up slightly as significant volume growth was mostly offset by lower spreads. Compared to the first quarter, average balances of home equity credits grew by over 7% and average balances of core deposits went up by 2.6% . The growth of the consumer portfolio and deposit base is expected to continue as customer retention initiatives and organisational changes aimed at a greater customer focus start to bear fruit.

Compared to the preceding quarter, the revenues of the mortgage business decreased by 3.1%, despite a sharp increase in mortgage origination revenues. This is entirely attributable to a decrease in the carry on hedges following an increase in short-term interest rates. Origination income rose to USD 107 mln compared to USD 35 mln in the preceding period. This improvement was due to a temporary rally in refinancing activity at the end of the preceding quarter, pushing up both origination volumes (by more than USD 4 bln) and gross origination margins. At the same time, amortisation of the Mortgage Servicing Rights (MSR) accelerated due to higher prepayment speeds. Servicing income was fairly stable as the size of the servicing book was virtually unchanged compared to the first quarter. It is to be noted that as mortgage interest rates started to rise again during the second quarter, origination volumes and gross origination margins declined sharply due to excess capacity in the market. Margins are unlikely to increase until the competitive environment adjusts to a more sustainable level of demand. Consequently, total mortgage revenues are expected to decrease in the second half of this year compared to the first half. It is noteworthy that a USD 55 mln addition to the mortgage liability reserve recorded as a negative revenue was made in the second quarter of this year. This addition was offset by the releases of other reserves (USD 35 mln).

Operating expenses increased by 2.5% to EUR 525 mln compared to the preceding quarter. This development was essentially due to greater marketing costs. Staff compensation is in line with performance and good cost discipline remains a priority.

The efficiency ratio improved by 3.2 percentage points quarter-on-quarter to 53.5% . The efficiency ratio for the first half of the year (55.0%) is a better indication of the run rate for the second half of the year.

Provisions stood at 22 basis points of average RWA compared to 16 basis points in the first quarter. This remains a low level driven by recoveries in the commercial banking portfolio. Normalised provisioning amounted to 32 basis points of average RWA.

In conclusion, the operating performance of the first half of 2004 is in line with our expectations. Going forward, the competitive environment of the mortgage market has yet to adjust to a lower level of demand. This development should be partly offset by loan growth and continued low provisioning. Consequently, we expect revenues and net profit in the third quarter to be lower than in the second quarter. However, we maintain our outlook for a net profit of EUR 150–250 mln lower (at constant exchange rates) than the net profit in 2003.

Business Unit Brazil

(in millions of euros)	quarterly							six months

	Q2 2004	Q1 2004	% change	% change*	Q2 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	355	384	(7.6)	(5.5)	369	(3.8)	6.8	739	637	16.0	20.3
Net commissions	76	69	10.1	11.6	47	61.7	78.7	145	88	64.8	72.7
Results financial transactions	9	(12)			(22)			(3)	3
Other revenue	36	32	12.5	15.6	29	24.1	37.9	68	56	21.4	26.8

Total revenue	476	473	0.6	2.7	423	12.5	24.8	949	784	21.0	25.9
Operating expenses	301	322	(6.5)	(4.3)	256	17.6	30.5	623	483	29.0	33.7

Operating result	175	151	15.9	17.9	167	4.8	16.2	326	301	8.3	13.3
Provisioning loan losses	56	66	(15.2)	(13.6)	86	(34.9)	(27.9)	122	128	(4.7)	(2.3)

Operating profit before taxes	119	85	40.0	42.4	81	46.9	63.0	204	173	17.9	24.9
Taxes	19	14	35.7	164.3	72	(73.6)	(45.8)	33	113	(70.8)	(50.4)

Profit after taxes	100	71	40.8	18.3	9			171	60	185.0	166.7
Minority interests	13	13	0.0	0.0	2			26	3

Net profit	87	58	50.0	22.4	7			145	57	154.4	133.3

Efficiency ratio	63.2%	68.1%			60.5%			65.6%	61.6%
(* At constant forex rates)

	30 Jun 04	31 Mar 04	% change		30 Jun 03	% change		30 Jun 04	31 Dec 03	% change

Staff (fte)	26,599	27,880	(4.6)		21,687	22.6		26,599	28,160	(5.5)
(in billions of euros)
Risk-weighted assets	8.5	8.5	0.0		6.7	26.9		8.5	7.8	9.0

Relative to the first half of 2003, the Business Unit Brazil (BU Brazil) posted a 8.3% increase of the operating result to EUR 326 mln. This improvement was driven by the consolidation of Banco Sudameris. Revenues went up due to higher net interest revenue and an increase in net commissions. Net interest revenues increased as result of the consolidation of the loan portfolio of Banco Sudameris, and the robust growth of both the retail loan portfolio (+14.7%) and the consumer finance portfolio (+5.5%) . Operating expenses went up by 29.0% to EUR 623 mln, due to the consolidation of Banco Sudameris, integration costs and higher staff costs following the collective labour agreement introduced in the third quarter of last year. Consequently, and in line with our expectations, the efficiency ratio increased by 4 percentage points to 65.6% . A noteworthy development is the decrease of provisioning from 351 basis points to 299 basis points of average RWA in spite of the addition of the portfolio of Banco Sudameris. This development is the result of improved risk management tools in the consumer finance business, a decrease in nominal interest rates and better economic conditions. The 6.4% depreciation on average of the Brazilian real against the US dollar in the first half of 2004 led to substantial tax-exempt gains on the US dollar offshore book. These gains accounted for the significant reduction of the effective tax rate (16.2% in the first half of 2004 compared to 65.3% in the first half of 2003). As a result, net profit more than doubled compared to the first half of 2003.

Revenues were stable quarter-on-quarter, their level reflecting the full impact of the consolidation of Banco Sudameris in both periods. This performance was achieved despite significant market volatility. All lines of business grew their revenues except for the treasury operations. The results of the treasury operations were negatively impacted by the increase in interest rates. Revenues from the other lines of business were up by 6.0% in local currency terms, in part due to the ongoing growth of the retail banking line of business and, in part due to some gains on impaired assets.

The revenues of the retail banking business increased by 7.4% compared to the preceding quarter, primarily due to higher net commissions (22.2%). In the first quarter, commission income was negatively impacted by seasonal factors. Furthermore, higher loan fees were collected due to volume growth and the introduction of higher charges in the second quarter. Net interest revenue was up (2.3%) as average loan balances grew by 11.0% quarter-on-quarter and spreads remained fairly stable. The growth of the loan book was the result of two factors – the ongoing acquisition of new clients and the increase of credit limits and maturities. This growth trend has been and will continue to be supported by a material improvement of the economic situation and a stable outlook for the remainder of the year.

Compared to the first quarter, the revenues of the consumer finance operations were fairly stable as volume growth continues to offset the impact of declining spreads. As expected, loan production resumed in the second quarter and grew by 11.2% quarter-on-quarter. This strong volume growth was accompanied by the ongoing decline in the spreads of new loans as well as the progressive run-off of higher-yielding assets.

Adjusted for the decrease in provisions, revenues net of credit costs have improved in line with our strategy of maximising economic profit in this maturing line of business.

Relative to the first quarter, operating expenses decreased by 4.3% to EUR 308 mln. Consequently, the efficiency ratio improved by 4.9 percentage points to 63.2% . This development is partly due to a year-to-date adjustment related to the integration of Banco Sudameris and partly to lower integration costs. Operating expenses are expected to increase in the second half of the year due to the renewal of the collective labour agreement in the third quarter.

Provisioning decreased significantly to EUR 56 mln, or 263 basis points of RWA compared to 323 basis points in the first quarter. This development was primarily due to a marked improvement of the credit quality of the consumer finance portfolio. Credit quality increased following the centralisation in 2003 of risk management functions and the collection of past due loans, as well as the implementation of new credit scoring systems. In addition, defaults in the commercial banking portfolio experienced in the first quarter did not reoccur. Barring any unforeseen circumstances, the current level of provisioning is a good indicator of the expected run rate for the remainder of the year.

Update on the integration of Banco Sudameris
The integration process to date is on track. Of the 18 integration fronts, 13 have been achieved and are capturing the projected synergies. In line with our expectations, we shall have fully unified processes and standard systems by the end of 2004. It is noteworthy that staff was reduced by 1,561 FTEs as of 30 December 2003 and that the associated cost benefits will progressively become visible. Projected BRL 300 mln in annual costs synergies will be delivered from 2005 onwards.

Business Unit New Growth Markets

(in millions of euros)	quarterly							six months

	Q2 2004	Q1 2004	% change	% change*	Q2 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	76	75	1.3	1.3	58	31.0	34.5	151	119	26.9	33.6
Net commissions	48	47	2.1	0.0	27	77.8	85.2	95	53	79.2	90.6
Results financial transactions	7	8	(12.5)	(12.5)	7	0.0	0.0	15	11	36.4	45.5
Other revenue	35	31	12.9	12.9	29	20.7	24.1	66	43	53.5	58.1

Total revenue	166	161	3.1	2.5	121	37.2	41.3	327	226	44.7	52.2
Operating expenses	104	98	6.1	6.1	81	28.4	30.9	202	167	21.0	25.7

Operating result	62	63	(1.6)	(3.2)	40	55.0	62.5	125	59	111.9	127.1
Provisioning loan losses	7	5	40.0	40.0	(2)			12	(2)
Value adj. fin. fixed assets	0	(1)			1			(1)	1

Operating profit before taxes	55	59	(6.8)	(8.5)	41	34.1	41.5	114	60	90.0	103.3
Taxes	9	10	(10.0)	(10.0)	8	12.5	25.0	19	11	72.7	81.8

Profit after taxes	46	49	(6.1)	(8.2)	33	39.4	45.5	95	49	93.9	108.2
Minority interests	1	2			2			3	5	(40.0)	(40.0)

Net profit	45	47	(4.3)	(6.4)	31	45.2	51.6	92	44	109.1	125.0

Efficiency ratio	62.7%	60.9%			66.9%			61.8%	73.9%
(* At constant forex rates)

	30 Jun 04	31 Mar 04	% change		30 Jun 03	% change		30 Jun 04	31 Dec 03	% change

Staff (fte)	7,046	6,715	4.9		6,482	8.7		7,046	6,937	1.6
(in billions of euros)
Risk-weighted assets	6.5	6.5	0.0		5.8	12.1		6.5	6.0	8.3

The Business Unit NGM (BU NGM) showed a strong performance in the first half of 2004. Revenues increased by 44.7% to EUR 327 mln compared to the first half of last year. This can partly be explained by the increase in revenues of the Emerging Growth Markets (EGM) businesses in Singapore, Pakistan, Indonesia and the United Arab Emirates and partly by the continued growth in retail activities in India and Greater China. Operating expenses increased by 21.0% to EUR 202 mln, partly due to the inclusion of the EGM business and partly due to cost increases across the various businesses to fund future growth. Consequently, the operating result improved by EUR 66 mln to EUR 125 mln and the efficiency ratio showed an improvement of 12.1 percentage points to 61.8% .

Compared to the first quarter, revenues increased by 3.1% to EUR 166 mln, mainly due to strong revenue growth in India and EGM. The Saudi Hollandi Bank also continued its strong performance.

Operating expenses increased by 6.1% to EUR 104 mln, due to investments in Greater China and EGM.

Consequently, the operating result remained relatively stable.

Although we expect revenue growth in the second half of this year, we expect net profit to decline due to ongoing investments in our Asian franchises such as investments in our credit card businesses, the opening of new branches in Greater China and India and the implementation of best practices in operations and ICT.

On 27 July 2004, ABN AMRO announced it had completed the sale of its 80.77% stake in Thailand based Bank of Asia to United Overseas Bank (UOB). The agreement for the sale and purchase of Bank of Asia was previously announced by ABN AMRO and UOB on 12 May 2004. UOB has paid THB 5.35 per share in cash, or a total cash consideration of THB 22,019 mln, for the stake.

Bank of Asia contributed EUR 58 mln of revenues, EUR 41 mln of operating expenses and EUR 15 mln in net profit in the first half of 2004.

Bouwfonds

(in millions of euros)	quarterly					six months

	Q2 2004	Q1 2004	% change	Q2 2003	% change	2004	2003	% change

Net interest revenue	98	96	2.1	86	14.0	194	161	20.5
Net commissions	10	6	66.7	3	233.3	16	5	220.0
Other revenue	64	56	14.3	44	45.5	120	79	51.9

Total revenue	172	158	8.9	133	29.3	330	245	34.7
Operating expenses	67	59	13.6	57	17.5	126	110	14.5

Operating result	105	99	6.1	76	38.2	204	135	51.1
Provisioning loan losses	3	(2)		0		1	0

Operating profit before taxes	102	101	1.0	76	34.2	203	135	50.4
Taxes	19	32	(40.6)	27	(29.6)	51	47	8.5

Profit after taxes	83	69	20.3	49	69.4	152	88	72.7
Minority interests	1	0		0		1	(1)

Net profit	82	69	18.8	49	67.3	151	89	69.7

Efficiency ratio	39.0%	37.3%		42.9%		38.2%	44.9%

	30 Jun 04	31 Mar 04	% change	30 Jun 03	% change	30 Jun 04	31 Dec 03	% change

Staff (fte)	1,537	1,515	1.5	1,441	6.7	1,537	1,499	2.5
(in billions of euros)
Risk-weighted assets	21.0	20.2	4.0	18.9	11.1	21.0	19.7	6.6

Bouwfonds showed a strong performance compared to the first half of 2003. This positive development was driven by the continuing favourable interest environment for mortgages, higher margins and volumes in property finance and the realisation of profit on a commercial development project in Belgium. Revenues improved by 34.7% to EUR 330 mln, driven by a strong increase in net interest revenue on the back of higher margins on mortgages. Other revenue went up significantly due to an increased contribution from property development. Operating expenses were up by 14.5% to EUR 126 mln, due to higher administrative expenses and to higher staff costs, following an increase in FTEs to support the growth of the business. The operating result improved by 51.1% to EUR 204 mln and the efficiency ratio improved 6.7 percentage points to 38.2% .

Compared to the first quarter, revenues increased by 8.9% to EUR 172 mln, primarily driven by an increase in other revenues. Other revenues were positively impacted by a favourable one-off resulting from the realisation of profit on a commercial development project in Belgium. Net commissions increased as a result of strong insurance income following the introduction of a new insurance product.

Operating expenses went up by 13.6% to EUR 67 mln due to higher administrative expenses.

Consequently, the operating result improved by 6.1% to EUR 105 mln.

Net profit increased by 18.8% to EUR 82 mln, due to a one-off tax credit in Germany. This was partly offset by higher provisions due to a lack of recoveries as reported in the previous quarter. Due to the favourable one-offs in the second quarter, the appropriate run rate for the remainder of the year is likely to be around the net profit of the first quarter.

On 12 July 2004, Bouwfonds announced that it agreed in principle to take over the commercial real estate financing portfolio of Staalbankiers, including the employees involved. The portfolio amounts to about EUR 1 bln and consists mainly of investment financing within the Netherlands. The takeover fits in with Bouwfonds' strategy in property finance, namely to further strengthen its position within the Dutch real estate financing market and to continue to grow into a leading international real estate financier.

In addition, on 15 July 2004, Bouwfonds announced that it reached agreement on the acquisition of all shares in MAB Group BV. The portfolios of both organisations are almost entirely complementary. The activities of MAB will become part of Bouwfonds Property Development. The alliance creates a strong property development organisation with an excellent market position and complementary activities in the fields of living, working and shopping, in the Netherlands and various other European countries. In 2003, the combination realised approximately 7,000 residential properties and 200,000 m2 of commercial property in the Netherlands.

THE WHOLESALE CLIENTS SBU

(in millions of euros)	quarterly							six months

	Q2 2004	Q1 2004	% change	% change*	Q2 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	426	408	4.4	4.2	475	(10.3)	(8.6)	834	904	(7.7)	(5.0)
Net commissions	462	406	13.8	14.0	421	9.7	10.5	868	818	6.1	8.2
Results financial transactions	306	518	(40.9)	(40.9)	370	(17.3)	(18.4)	824	656	25.6	25.8
Other revenue	28	39	(28.2)	(33.3)	31	(9.7)	(6.5)	67	64	4.7	9.4

Total revenue	1,222	1,371	(10.9)	(11.0)	1,297	(5.8)	(5.2)	2,593	2,442	6.2	8.1
Operating expenses	1,040	1,097	(5.2)	(5.6)	1,052	(1.1)	(0.7)	2,137	2,083	2.6	4.5

Operating result	182	274	(33.6)	(32.8)	245	(25.7)	(24.5)	456	359	27.0	29.0
Provisioning loan losses	10	30	(66.7)	(66.7)	83	(88.0)	(89.2)	40	239	(83.3)	(82.8)
Value adj. fin. fixed assets	1	0			0			1	0

Operating profit before taxes	171	244	(29.9)	(29.1)	162	5.6	8.0	415	120	245.8	250.8
Taxes	22	66	(66.7)	(66.7)	51	(56.9)	(58.8)	88	27	225.9	225.9

Profit after taxes	149	178	(16.3)	(15.2)	111	34.2	38.7	327	93	251.6	258.1
Minority interests	3	3	0.0	0.0	1	200.0	200.0	6	3	100.0	100.0

Net profit	146	175	(16.6)	(15.4)	110	32.7	37.3	321	90	256.7	263.3

Efficiency ratio	85.1%	80.0%			81.1%			82.4%	85.3%
(* At constant forex rates)

	30 Jun 04	31 Mar 04	% change		30 Jun 03	% change		30 Jun 04	31 Dec 03	% change

Staff (fte)	17,018	17,293	(1.6)		18,084	(5.9)		17,018	17,624	(3.4)
(in billions of euros)
Total assets	319.0	327.6	(2.6)		305.0	4.6		319.0	249.9	27.7
Risk-weighted assets	72.6	69.8	4.0		66.1	9.8		72.6	61.6	17.9

The Wholesale Clients SBU (WCS) showed a satisfactory performance in the first half of 2004. Compared to the first half of 2003, revenues increased by 6.2%. However, taking into consideration the revenue impact of the sale of the prime and professional brokerage businesses and the transfer of certain clients to the BU NGM, revenues increased by 10.4%. This improvement is primarily attributable to the substantial revenue growth of the BU Equities, BU Private Equity and BU Financial Markets (FM) on the back of better market conditions. Excluding the effect of bonus accruals, operating expenses decreased by 3.0%. The operating result improved by 27.0% to EUR 456 mln. Net profit increased by EUR 231 mln to EUR 321 mln due to substantially lower provisioning.

Relative to the first quarter, revenues decreased by 10.9%. Revenues were negatively impacted by the sale of the professional brokerage unit at the beginning of the second quarter. On a like-for-like basis, revenues declined by 8.7%. The increase in revenues in the BU Working Capital (WoCa) was more than offset by the lower contribution of the BU FM, BU Equities and BU Private Equity. Main drivers of the lower contribution were lower trading revenues, fewer exit gains and margin compression in the loan portfolio. As far as individual income lines are concerned, net interest revenue was up by 4.4% to EUR 426 mln quarter-on-quarter. This increase was mainly due to higher income from the loan portfolio following an increase in RWA. Net commissions for the second quarter stood at EUR 462 mln, an increase of 13.8% compared to the previous quarter. The main drivers of this positive development were better commission income from the Structured Capital business, one of the growth initiatives in the BU FM, and from the Trade Finance and Advisory activities in the BU WoCa. Results from financial transactions decreased by 40.9% to EUR 306 mln. This decrease is the result of lower trading revenues in the BU FM and BU Equities as well as lower Private Equity gains after a good performance in the two preceding quarters.

Compared to the first quarter, operating expenses decreased by 5.2% to EUR 1,040 mln. Adjusted for the sale of the professional brokerage unit, the operating expenses went down by 3.3%. In line with the earlier guidance provided, the cost base in the first quarter of the year is a more appropriate run rate for the remainder of the year.

Consequently, the operating result in the second quarter decreased by 33.6% to EUR 182 mln.

The level of provisioning decreased by 66.7% to EUR 10 mln in the second quarter, partly due to recoveries in the portfolio on the back of an improved economic environment. In addition, the low level of provisioning is a reflection of the conservative provisioning policy in previous years and the continuous improvement of the credit quality of the loan portfolio. As a percentage of average RWA, annualised provisioning decreased to 6 basis points. Annualised provisioning, stemming from the outstanding loan portfolio (EUR 39.5 bln of RWA), amounted to 10 basis points of average RWA.

The effective tax rate decreased to 12.9% in the second quarter, from 27.0% in the previous quarter, due to tax credits in several jurisdictions.

Net profit in the second quarter stood at EUR 146 mln, a decrease of 16.6% compared to the first quarter. Net profit in the first half of 2004 is in line with the guidance of an average quarterly run rate of EUR 150 mln for 2004 and we maintain this outlook for the full year.

The amount of RWA increased by EUR 2.8 bln to EUR 72.6 bln. The increase in RWA primarily reflects the growth of the loan portfolio.

Client Business Units

Client BUs have continued to make a strong contribution to WCS results. Compared to the first half of 2003, client revenues increased by 3.1%, representing 83% of total WCS revenues. Our clients’ return to the equity markets has led to a significant growth in Equity revenues for the first half of 2004 compared to the same period of last year.

Compared to the first quarter, client revenues increased by 2.8% in the second quarter. The BU Industrials maintained its strong first quarter performance into the second quarter, building on the Industrial and Consumer clients’ debt market activity. The BU Financial Institutions and Public Sector (FIPS) maintained solid revenues during the second quarter. The BU Global Specialised Industries (GSI), which combines our Technology, Media & Telecom, Integrated Energy and Healthcare & Chemicals sectors, significantly improved its performance against the previous quarter. Particular strength was shown in both debt and equity capital markets with a series of GSI clients.

The second quarter produced some landmark transactions due to the continuous collaboration between the different Client and Product BUs. One such transaction, underlying our strong multi-product offering, was Vendex KBB’s successful public-to-private leveraged buy-out. ABN AMRO acted as financial advisor, joint bookrunner and mandated lead arranger of the leveraged debt financing for the buy-out consortium. Another important transaction was the global FX euro clearing mandate for Travelex. Furthermore, ABN AMRO acted as bookrunner for the successful GBP 850 mln placing of Telecom Italia’s debut sterling Eurobond.

Product Business Units

Relative to the first quarter, revenues in the BU FM were down. The underlying results of the different product lines showed a mixed picture. Revenues in the Credit Markets business were up strongly: almost all credit products showed an increase in revenues and the strong revenue growth of Leveraged Finance and Infrastructure Capital, following earlier investments, is particularly noteworthy. In addition, the Rates Markets business showed a substantial improvement in revenues as income from the banking book and G11 government bond trading went up. However, revenues were negatively impacted by a lower contribution from Foreign Exchange due to continued margin compression in cash trading and lower volumes in FX options. In addition, trading income was down in other lines of business and in the Portfolio Management Group following some important client transactions booked in the previous quarter (including Hagemeyer).

The BU WoCa showed higher revenues in the second quarter, as almost all product lines improved their performance. The performance of Global Trade & Advisory (GT&A) is particularly worth mentioning. In May 2004, GT&A won the Trade Finance Magazine award for excellence for ’Best Online Trade Finance Provider’ for the second consecutive year. Furthermore, the ’Best Bank at Cash Management in Western Europe’ award from Euromoney was won in July.

Revenues of the BU Equities declined in the second quarter compared to a particularly strong first quarter of 2004. Weaker market conditions resulted in lower revenues from cash equities and equity derivatives. Underwriting fees, however, went up due to a larger deal flow in Equity Capital Markets and Corporate Broking in the second quarter.

The BU Corporate Finance showed stable revenues compared to the previous quarter despite a continuous decline in European corporate activity.

The revenues of the BU Private Equity declined in the second quarter mainly due to lower exit gains. Net profit decreased to EUR 28 mln in the second quarter compared to EUR 58 mln in the previous quarter. The total portfolio amounted to approx. EUR 1.9 bln at the end of the second quarter.

THE BU PRIVATE CLIENTS

(in millions of euros)	quarterly							six months

	Q2 2004	Q1 2004	% change	% change*	Q2 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	105	103	1.9	1.0	89	18.0	18.0	208	183	13.7	14.2
Net commissions	136	143	(4.9)	(4.9)	115	18.3	18.3	279	214	30.4	31.8
Results financial transactions	13	10	30.0	30.0	13	0.0	0.0	23	23	0.0	0.0
Other revenue	19	20	(5.0)	(5.0)	13	46.2	46.2	39	27	44.4	44.4

Total revenue	273	276	(1.1)	(1.4)	230	18.7	18.7	549	447	22.8	23.7
Operating expenses	201	194	3.6	3.1	186	8.1	8.6	395	393	0.5	1.5

Operating result	72	82	(12.2)	(12.2)	44	63.6	61.4	154	54	185.2	185.2
Provisioning loan losses	1	0			2			1	5	(80.0)	(80.0)

Operating profit before taxes	71	82	(13.4)	(13.4)	42	69.0	66.7	153	49	212.2	212.2
Taxes	17	25	(32.0)	(32.0)	11	54.5	54.5	42	14	200.0	200.0

Profit after taxes	54	57	(5.3)	(5.3)	31	74.2	71.0	111	35	217.1	217.1
Minority interests	3	1			(1)			4	(1)

Net profit	51	56	(8.9)	(8.9)	32	59.4	56.3	107	36	197.2	197.2

Efficiency ratio	73.6%	70.3%			80.9%			71.9%	87.9%

(* At constant forex rates)
	30 Jun 04	31 Mar 04	% change		30 Jun 03	% change		30 Jun 04	31 Dec 03	% change

Staff (fte)	4,198	4,187	0.3		3,985	5.3		4,198	3,877	8.3
(in billions of euros)
Total assets	17.7	17.4	1.7		15.9	11.3		17.7	16.1	9.9
Risk-weighted assets	7.3	7.1	2.8		6.7	9.0		7.3	6.0	21.7
Clients' Assets under Adm.	113	113	0.0		98	15.3		113	102	10.8

The BU Private Clients showed a good performance in the first half of 2004. The operating result increased by EUR 100 mln to EUR 154 mln, driven by a 22.8% increase in revenues, reflecting a net inflow of assets and better market conditions. It should be noted that the results were positively impacted by the transfer of NGM France to the BU Private Clients (as of 1 January 2004), the consolidation of Bethmann Maffei (BM) (as of 1 February 2004), and the French restructuring costs in the first half of 2003. To facilitate a better comparison with last year, the transfer of NGM France has been included in the 2003 figures in the table above. The restructuring charge in 2003 has been excluded from the analysis hereafter. Compared to the first half of 2003, revenues increased by 19.6%, driven by higher revenues in the Netherlands, France and Germany. Operating expenses increased by 4.6% in the first half of 2004, driven by the consolidation of BM. Consequently, the operating result increased by 88.8% on a like-for-like basis.

Compared to the first quarter, revenues decreased by 1.1% to EUR 273 mln, driven by lower commissions, reflecting lower market volumes.

Relative to the first quarter, operating expenses increased by 3.6% to EUR 201 mln, largely due to the consolidation of BM.

Consequently, the operating result decreased by 12.2% to EUR 72 mln.

In the second quarter, Assets under Administration remained stable at EUR 113 bln as positive inflows were offset by unfavourable financial (including Foreign Exchange) markets impact. The asset mix changed slightly, with 68% in securities and 32% in cash.

The acquisition of BM was finalised on 30 January 2004 and the integration started immediately. On 29 February 2004, the new bank, Delbruck Bethmann Maffei AG was legally created. The integration plan, encompassing a new infrastructure design, is currently in the process of being implemented within the targeted timelines. In addition, harmonised marketing materials have been introduced to facilitate new marketing initiatives.

THE BU ASSET MANAGEMENT

(in millions of euros)	quarterly							six months

	Q2 2004	Q1 2004	% change	% change*	Q2 2003	% change	% change*	2004	2003	% change	% change*

Net interest revenue	2	1			1			3	2
Net commissions	130	127	2.4	1.6	116	12.1	13.8	257	222	15.8	19.4
Results financial transactions	0	1			1			1	1
Other revenue	4	15	(73.3)	(73.3)	2			19	4

Total revenue	136	144	(5.6)	(6.3)	120	13.3	15.0	280	229	22.3	26.2
Operating expenses	106	106	0.0	(0.9)	98	8.2	9.2	212	188	12.8	16.0

Operating result	30	38	(21.1)	(21.1)	22	36.4	40.9	68	41	65.9	73.2
Taxes	10	6	66.7	66.7	7	42.9	42.9	16	12	33.3	41.7

Profit after taxes	20	32	(37.5)	(37.5)	15	33.3	40.0	52	29	79.3	86.2
Minority interests	1	2			1			3	1

Net profit	19	30	(36.7)	(36.7)	14	35.7	42.9	49	28	75.0	82.1

Efficiency ratio	77.9%	73.6%			81.7%			75.7%	82.1%

(* At constant forex rates)
	30 Jun 04	31 Mar 04	% change		30 Jun 03	% change		30 Jun 04	31 Dec 03	% change

Staff (fte)	2,065	2,064	0.0		2,161	(4.4)		2,065	2,124	(2.8)
(in billions of euros)
Clients' Assets under Man.	166	166	0.0		154	7.8		166	156	6.4

BU Asset Management (BU AM) showed a significant improvement in performance in the first half of 2004. Compared to the same period last year, the operating result improved by 65.9% to EUR 68 mln. This significant increase was driven by a 22.3% rise in revenue, which was positively impacted by higher commissions and the one-off gain in relation to the sale of the Czech Pension Fund. Commissions were EUR 35 mln, or 15.8%, higher driven by the strengthening of world financial markets compared to the first half of 2003. These improved conditions and the integration of Banco Sudameris (Assets under Management (AuM) of EUR 2 bln) resulted in a 7.8% rise in AuM and a shift towards higher margin products. At constant exchange rates, net commissions rose by 19.4%. Operating expenses increased by EUR 24 mln, or 12.8%, mainly driven by higher performance related bonuses in the first half of 2004.

Compared to the first quarter, net commissions rose by 2.4%. This improvement is the reflection of a positive currency effect and a shift in the composition of mandates towards higher margin products. Total revenues for the second quarter were down by EUR 8 mln, or 5.6%, compared to the first quarter of 2004, due to the profit on the sale of the Czech Pension Fund in the first quarter.

Operating expenses were flat at EUR 106 mln compared to the previous quarter. Compared to the first quarter, the operating result was 21.1% lower. The efficiency ratio increased by 4.3 percentage points to 77.9%, mainly due to the revenue booked in the first quarter on the sale of the Czech Pension Fund.

Second quarter taxes were EUR 4 mln higher due to higher taxable revenues. Consequently, net profit decreased by 36.7% to EUR 19 mln.

As at 30 June 2004, AuM amounted to EUR 166 bln, which is unchanged compared to the level at the end of the previous quarter. The asset mix remained relatively stable at: 46% equities, 42% fixed income and 12% cash. As mentioned above the composition of the mandates changed slightly: 52% Institutional Clients, 7% Private Clients and 41% Funds.

On 14 May 2004, the BU AM announced an outsourcing agreement with State Street, whereby State Street will provide fund administration and investment operation services to the BU AM. Part of the agreement will involve a transfer of staff to State Street. Initiation costs associated with this project will lead to an increase in expenses for the second half of this year. This outsourcing agreement reflects the BU AM’s commitment to operational excellence and growth, while at the same time ensuring cost control.

CORPORATE CENTRE

(in millions of euros)	quarterly					six months

	Q2 2004	Q1 2004	% change	Q2 2003	% change	2004	2003	% change

Net interest revenue	205	86	138.4	54	279.6	291	92	216.3
Net commissions	3	4	(25.0)	(3)		7	(2)
Results financial transactions	80	88	(9.1)	81	(1.2)	168	153	9.8
Other revenue	41	103	(60.2)	18	127.8	144	36	300.0

Total revenue	329	281	17.1	150	119.3	610	279	118.6
Operating expenses	80	30	166.7	(18)		110	32	243.8

Operating result	249	251	(0.8)	168	48.2	500	247	102.4
Provisioning loan losses	0	2	0.0	(1)		2	0
Value adj. fin. fixed assets	0	(1)		(1)		(1)	7

Operating profit before taxes	249	250	(0.4)	170	46.5	499	240	107.9
Taxes	74	61	21.3	53	39.6	135	69	95.7

Profit after taxes	175	189	(7.4)	117	49.6	364	171	112.9
Minority interests	47	52	(9.6)	50	(6.0)	99	102	(2.9)

Net profit	128	137	(6.6)	67	91.0	265	69	284.1

	30 Jun 04	31 Mar 04	% change	30 Jun 03	% change	30 Jun 04	31 Dec 03	% change

Staff (fte)	3,432	2,488	37.9	1,654	107.5	3,432	1,986	72.8
(in billions of euros)
Total assets	59.7	57.3	4.2	55.8	7.0	59.7	61.8	(3.4)
Risk-weighted assets	3.4	3.3	3.0	2.9	17.2	3.4	3.9	(12.8)

Please note that as from the first quarter of 2004, the results of the participations in Capitalia, BAPV and K&H Bank are being recorded in the Corporate Centre. We record these results in the Corporate Centre to reflect managerial responsibility. The figures of the second quarter and of the first half of 2003 in the tables above have been adjusted in order to facilitate comparisons.

The net profit of the Corporate Centre increased by EUR 196 mln compared to the first half of last year, mainly due to the EUR 115 mln net gain on the sale of our stake in Bank Austria, the unwinding of an interest rate swap, which served as a hedge for the USD 1.25 bln trust preferred securities that were refinanced (EUR 119 mln revenues, EUR 84 mln net profit), the sale of the LDC portfolio and slightly higher dollar hedge results. Over the same period, operating expenses increased by EUR 78 mln, partly due to a year-to-date correction of cost accruals in relation to costs allocated to WCS. As a result, the operating result more than doubled year-on-year to EUR 500 mln.

Compared to the previous quarter, revenues increased by EUR 48 mln to EUR 329 mln in the second quarter. As far as the individual income lines are concerned, net interest revenue increased by EUR 119 mln due to the unwinding of the swap. Results from financial transactions decreased slightly due to lower US dollar hedge results. Other income declined due to the first quarter’s book profit on Bank Austria, more than offsetting the increase in the profits of our Italian participations (from a loss in the first quarter).

Compared to the previous quarter, operating expenses increased by EUR 50 mln, partly due to the year-to-date correction of cost accruals in relation to allocated costs to WCS.

Consequently the operating result remained relatively stable quarter-on-quarter.

Net profit decreased by 6.6% to EUR 128 mln as higher taxes more than offset the decline in minority interests. The higher taxes are due to a tax-exempt gain on the disposal of the stake in Bank Austria in the first quarter. Minority interests were EUR 5 mln lower due to the redemption of above-mentioned trust preferred securities.

LEASEPLAN CORPORATION

(in millions of euros)	quarterly					six months

	Q2 2004	Q1 2004	% change	Q2 2003	% change	2004	2003	% change

Net interest revenue	72	70	2.9	67	7.5	142	134	6.0
Net commissions	42	43	(2.3)	45	(6.7)	85	90	(5.6)
Other revenue	94	88	6.8	84	11.9	182	166	9.6

Total revenue	208	201	3.5	196	6.1	409	390	4.9
Operating expenses	144	140	2.9	132	9.1	284	271	4.8

Operating result	64	61	4.9	64	0.0	125	119	5.0
Provisioning for loan losses	4	3	33.3	4	0.0	7	7	0.0

Operating profit before taxes	60	58	3.4	60	0.0	118	112	5.4
Taxes	15	15	0.0	16	(6.3)	30	31	(3.2)

Net profit	45	43	4.7	44	2.3	88	81	8.6

Efficiency ratio	69.2%	69.7%		67.3%		69.4%	69.5%

	30 Jun 04	31 Mar 04	% change	30 Jun 03	% change	30 Jun 04	31 Dec 03	% change

Staff (fte)	7,204	7,211	(0.1)	7,234	(0.4)	7,204	7,221	(0.2)
(in billions of euros)
Total assets	11.3	11.1	1.8	10.7	5.6	11.3	10.8	4.6
Risk-weighted assets	10.7	10.3	3.9	10.1	5.9	10.7	10.2	4.9

Compared to the first half of last year, revenues increased by 4.9% to EUR 409 mln. This improvement was driven by higher insurance and interest income. Compared to the same period last year, operating expenses in the first half showed a 4.8% increase relating to higher ICT investments. Consequently, the operating result improved by 5.0% to EUR 125 mln.

Relative to the first quarter, revenues increased by 3.5% to EUR 208 mln. This improvement was driven by a 6.8% rise in other revenues, which included results on terminated contracts, rebate income and insurance income.

Compared to the first quarter, operating expenses increased by 2.9% to EUR 144 mln. This increase resulted from incidental staff costs that did not occur in the first quarter. Consequently, the operating result increased by 4.9% to EUR 64 mln. Net profit increased by 4.7% to EUR 45 mln.

On 21 April 2004, ABN AMRO announced the sale of LeasePlan Corporation to a consortium consisting of Volkswagen Group, Olayan Group and the Mubadala Development Group, for EUR 2.13 bln. Completion of the transaction is subject to the usual closing conditions and regulatory approvals, and is expected to take place at the end of the third quarter of 2004.

DIVIDEND

The 2004 interim dividend has been fixed at EUR 0.50 per ordinary share of EUR 0.56 par value. The interim dividend will be payable, at the shareholder’s option, either wholly in ordinary shares chargeable to the share premium account or wholly in cash. The ratio of the value of the stock dividend to that of the cash dividend will be determined on Wednesday 25 August 2004, after the close of trading on Euronext Amsterdam Exchanges (‘Euronext'), based on the volume weighted average price of all ABN AMRO shares traded on Euronext over the previous three trading days. The value of the stock dividend will be virtually equal to that of the cash dividend. The new ordinary shares will qualify for the final dividend over the financial year of 2004 and the full dividend over subsequent years. The ordinary shares will be quoted ex-dividend from Tuesday 3 August 2004. Shareholders can submit instructions stating whether they opt for dividend payments in cash or in stock, from 4 August 2004 to 24 August 2004 inclusive. The 2004 interim dividend will be payable as of Tuesday 31 August 2004.

Appendix1

Consolidated income statement 2004 [1]
(in millions of euros)
	Q2	Q1		six months

	2004	2004	% change	2004	2003	% change

Net interest revenue	2,574	2,384	8.0	4,958	4,649	6.6

Securities and participating interests	92	161	(42.9)	253	190	33.2

Payment services	319	317	0.6	636	620	2.6
Insurance	31	30	3.3	61	68	(10.3)
Securities	312	287	8.7	599	512	17.0
Asset management and trust funds	230	226	1.8	456	376	21.3
Guarantees	58	50	16.0	108	82	31.7
Leasing	43	43		86	90	(4.4)
Other	213	204	4.4	417	329	26.7

Net commissions	1,206	1,157	4.2	2,363	2,077	13.8

Securities	33	96	(65.6)	129	237	(45.6)
Foreign exchange dealing	58	175	(66.9)	233	236	(1.3)
Derivatives	252	157	60.5	409	289	41.5
Other	107	224	(52.2)	331	177	87.0

Results financial transactions	450	652	(31.0)	1,102	939	17.4

Other revenue	448	405	10.6	853	1,250	(31.8)

Total revenue	4,770	4,759	0.2	9,529	9,105	4.7

Staff costs	1,735	1,804	(3.8)	3,539	3,419	3.5
Other administrative expenses	1,220	1,144	6.6	2,364	2,179	8.5
Depreciation	229	221	3.6	450	459	(2.0)

Operating expenses	3,184	3,169	0.5	6,353	6,057	4.9
Operating result	1,586	1,590	(0.3)	3,176	3,048	4.2
Provisioning for loan losses / FAR	154	195	(21.0)	349	648	(46.1)
Value adjustments to financial fixed assets	1	(2)		(1)	10

Operating profit before taxes	1,431	1,397	2.4	2,828	2,390	18.3
Taxes	375	389	(3.6)	764	804	(5.0)

Group profit after taxes	1,056	1,008	4.8	2,064	1,586	30.1
Minority interests	69	74	(6.8)	143	114	25.4

Net profit	987	934	5.7	1,921	1,472	30.5
Preference share dividend	12	11	9.1	23	23

Net profit, available to ordinary shareholders	975	923	5.6	1,898	1,449	31.0

Earnings per ordinary share of EUR 0.56 (in euros) [2]	0.60	0.56	7.1	1.16	0.91	27.5

Average exchange EUR/USD-rate	1.21	1.24	(2.4)	1.23	1.11	10.8

1Unaudited.
2Based on the average number of ordinary shares outstanding.

Appendix 2

Consolidated balance sheet as at 30 June 2004
(in millions of euros)

	30 Jun 2004	31 Dec 2003	% change
Assets
Cash	18,188	12,734	42.8
Short-dated government paper	15,060	9,240	63.0
Banks	81,797	58,800	39.1

Loans to public sector	5,023	5,489	(8.5)
Loans to private sector	246,074	234,776	4.8
Professional securities transactions	71,974	56,578	27.2

Loans	323,071	296,843	8.8
Interest-earning securities	142,230	132,041	7.7
Shares	19,832	16,245	22.1
Participating interests	2,416	2,629	(8.1)
Property and equipment	7,292	7,204	1.2
Other assets	15,277	16,548	(7.7)
Prepayments and accrued income	7,677	8,153	(5.8)

	632,840	560,437	12.9

Liabilities
Banks	141,504	110,887	27.6

Saving accounts	76,893	73,238	5.0
Deposits and other customer accounts	170,188	168,111	1.2
Professional securities transactions	57,366	48,517	18.2

Total client accounts	304,447	289,866	5.0
Debt securities	88,460	71,688	23.4
Other liabilities	43,549	33,207	31.1
Accruals and deferred income	9,291	11,840	(21.5)
Provisions	11,847	11,146	6.3

	599,098	528,634	13.3
Fund for general banking risks	1,149	1,143	0.5
Subordinated liabilities	13,918	13,900	0.1

Shareholders' equity	14,218	13,047	9.0
Minority interests	4,457	3,713	20.0

Group equity	18,675	16,760	11.4

Group capital	33,742	31,803	6.1

	632,840	560,437	12.9

Contingent liabilities	45,620	42,838	6.5
Committed facilities	146,988	119,675	22.8

Exchange EUR/USD-rate	1.22	1.26	(3.2)

Appendix 3

Analysis of private sector loans by SBU
(in billions of euros)
	30 Jun 2004	31 Mar 2004	% change	31 Dec 2003	% change

Consumer & Commercial Clients	173.1	172.0	0.6	167.8	3.2
Wholesale Clients	49.9	45.8	9.0	43.3	15.2
Private Clients	7.5	7.3	2.7	6.7	11.9
Corporate Centre	5.4	5.4		7.7	(29.9)
LeasePlan Corporation	10.2	10.1	1.0	9.3	9.7

Group	246.1	240.6	2.3	234.8	4.8

Staff
(fte)
	30 Jun	31 Mar		31 Dec
	2004	2004	change	2003	change

Consumer & Commercial Clients	73,755	75,817	(2,062)	77,369	(3,614)
Wholesale Clients	17,018	17,293	(275)	17,624	(606)
Private Clients	4,198	4,187	11	3,877	321
Asset Management	2,065	2,064	1	2,124	(59)
Corporate Centre	3,432	2,488	944	1,986	1,446
LeasePlan Corporation	7,204	7,211	(7)	7,221	(17)

Group	107,672	109,060	(1,388)	110,201	(2,529)

Share data
	30 Jun	31 Mar		31 Dec
	2004	2004	% change	2003	% change

Number of ordinary shares outstanding (in millions)	1,657.4	1,641.0	1.0	1,637.9	1.2
Net asset value per ordinary share (in euros)	8.09	7.98	1.4	7.47	8.3
Number of preference shares (in millions)	362.5	362.5		362.5

Changes in shareholders' equity
(in millions of euros)
	H1 2004	H1 2003

Shareholders' equity as at the beginning of January	13,047	11,081
Retained earnings	1,543	1,091
Exercised options and conversion	49	0
Goodwill	(57)	(233)
Revaluations and other movements	(373)	48
Currency translation differences	9	(48)

Shareholders' equity as at the end of June	14,218	11,939

Appendix 4

Cash flow statement
(in millions of euros)
				H1 2004	H1 2003

Liquid funds as at the beginning of January				8,893	7,501
Net cash flow from operations / banking activities				(3,502)	(592)
Net cash flow from investment activities				(672)	1,676
Net cash flow from financing activities				7,617	1,886
Currency translation differences				(195)	246

Liquid funds as at the end of June				12,141	10,717

Consolidated quarterly results 2004 / 2003
(in millions of euros)
	2004		2003

	Q2	Q1	Q4	Q3	Q2	Q1

Net interest revenue	2,574	2,384	2,515	2,559	2,409	2,240
Securities and participating interests	92	161	52	27	51	139
Net commissions	1,206	1,157	1,246	1,141	1,057	1,020
Results financial transactions	450	652	535	519	493	446
Other revenue	448	405	513	581	578	672

Total revenue	4,770	4,759	4,861	4,827	4,588	4,517
Staff costs	1,735	1,804	1,888	1,773	1,645	1,774
Other administrative expenses	1,220	1,144	1,199	1,197	1,099	1,080
Depreciation	229	221	246	225	228	231

Operating expenses	3,184	3,169	3,333	3,195	2,972	3,085

Operating result	1,586	1,590	1,528	1,632	1,616	1,432
Provisioning for loan losses / FAR	154	195	323	303	305	343
Value adjustments to financial fixed assets	1	(2)	4	2	0	10
Operating profit before taxes	1,431	1,397	1,201	1,327	1,311	1,079
Net profit	987	934	857	832	782	690
Net profit for ordinary shareholders	975	923	847	820	770	679
Average number of ordinary shares outstanding	1,646.3	1,639.1	1,637.6	1,617.6	1,594.6	1,585.6
(in mln)
Average number of ordinary shares outstanding [1]	1,642.7	1,639.1	1,610.2	1,599.4	1,590.1	1,585.6
(in mln)
Earnings per share [2]	0.60	0.56	0.52	0.51	0.48	0.43
Earnings per share diluted [2]	0.59	0.56	0.52	0.50	0.48	0.43
Average equity [3]	13,248	12,662	11,881	11,321	10,922	10,493
Average equity year to date [3]	12,819	12,662	11,243	10,891	10,683	10,493
Return on average equity [2,3]	29.4%	29.2%	28.5%	29.0%	28.2%	25.9%
Return on average equity year to date [2,3]	29.6%	29.2%	27.7%	27.8%	27.1%	25.9%
Efficiency ratio	66.8%	66.6%	68.6%	66.2%	64.8%	68.3%
Efficiency ratio year to date	66.7%	66.6%	67.0%	66.4%	66.5%	68.3%

	2004		2003

	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar

Core tier 1 ratio	6.01%	5.91%	5.91%	5.46%	5.24%	4.96%
BIS tier 1 ratio	8.33%	8.27%	8.15%	7.79%	7.63%	7.40%
BIS capital ratio	11.32%	11.62%	11.73%	11.42%	11.10%	11.03%
BIS capital base	27,246	27,546	26,254	26,366	25,351	25,684
Risk-weighted assets	240,775	236,965	223,776	230,900	228,432	232,963

1 Year to date.

2 Based on the average number of ordinary shares outstanding.

3 After profit appropriation and based on equity as determined using rules established by the Council for Annual Reporting (CAR). Previous quarters have been restated.

Appendix 5a

Breakdown income statement second quarter 2004
(in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,764	426	105	2	205	72	2,574
Net commissions	433	462	136	130	3	42	1,206
Results financial transactions	51	306	13	0	80	0	450
Other revenue	354	28	19	4	41	94	540

Total revenue	2,602	1,222	273	136	329	208	4,770
Operating expenses	1,613	1,040	201	106	80	144	3,184

Operating result	989	182	72	30	249	64	1,586
Provisioning for loan losses	139	10	1	0	0	4	154
Value adjustments to financial fixed assets	0	1	0	0	0	0	1

Operating profit before taxes	850	171	71	30	249	60	1,431
Taxes	237	22	17	10	74	15	375

Profit after taxes	613	149	54	20	175	45	1,056
Minority interests	15	3	3	1	47	0	69

Net profit	598	146	51	19	128	45	987

Efficiency ratio	62.0%	85.1%	73.6%	77.9%		69.2%	66.8%
Staff (fte)	73,755	17,018	4,198	2,065	3,432	7,204	107,672
(in billions of euros)
Total assets	224.4	319.0	17.7	0.7	59.7	11.3	632.8
Risk-weighted assets	146.3	72.6	7.3	0.5	3.4	10.7	240.8

Breakdown income statement first quarter 2004
(in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,716	408	103	1	86	70	2,384
Net commissions	434	406	143	127	4	43	1,157
Results financial transactions	35	518	10	1	88	0	652
Other revenue	301	39	20	15	103	88	566

Total revenue	2,486	1,371	276	144	281	201	4,759
Operating expenses	1,602	1,097	194	106	30	140	3,169

Operating result	884	274	82	38	251	61	1,590
Provisioning for loan losses	160	30	0	0	2	3	195
Value adjustments to financial fixed assets	(1)	0	0	0	(1)	0	(2)

Operating profit before taxes	725	244	82	38	250	58	1,397
Taxes	216	66	25	6	61	15	389

Profit after taxes	509	178	57	32	189	43	1,008
Minority interests	16	3	1	2	52	0	74

Net profit	493	175	56	30	137	43	934

Efficiency ratio	64.4%	80.0%	70.3%	73.6%		69.7%	66.6%
Staff (fte)	75,817	17,293	4,187	2,064	2,488	7,211	109,060
(in billions of euros)
Total assets	225.9	327.6	17.4	0.6	57.3	11.1	639.9
Risk-weighted assets	146.0	69.8	7.1	0.5	3.3	10.3	237.0

25

Appendix 5b

Breakdown income statement second quarter 2003
(in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,723	475	89	1	54	67	2,409
Net commissions	363	421	115	116	(3)	45	1,057
Results financial transactions	28	370	13	1	81	0	493
Other revenue	481	31	13	2	18	84	629

Total revenue	2,595	1,297	230	120	150	196	4,588
Operating expenses	1,522	1,052	186	98	(18)	132	2,972

Operating result	1,073	245	44	22	168	64	1,616
Provisioning for loan losses	217	83	2	0	(1)	4	305
Value adjustments to financial fixed assets	1	0	0	0	(1)	0	0

Operating profit before taxes	855	162	42	22	170	60	1,311
Taxes	337	51	11	7	53	16	475

Profit after taxes	518	111	31	15	117	44	836
Minority interests	3	1	(1)	1	50	0	54

Net profit	515	110	32	14	67	44	782

Efficiency ratio	58.7%	81.1%	80.9%	81.7%		67.3%	64.8%
Staff (fte)	70,514	18,084	3,985	2,161	1,654	7,234	103,632
(in billions of euros)
Total assets	226.0	305.0	15.9	0.8	55.8	10.7	614.2
Risk-weighted assets	142.0	66.1	6.7	0.6	2.9	10.1	228.4

Breakdown income statement six months 2004
(in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	3,480	834	208	3	291	142	4,958
Net commissions	867	868	279	257	7	85	2,363
Results financial transactions	86	824	23	1	168	0	1,102
Other revenue	655	67	39	19	144	182	1,106

Total revenue	5,088	2,593	549	280	610	409	9,529
Operating expenses	3,215	2,137	395	212	110	284	6,353

Operating result	1,873	456	154	68	500	125	3,176
Provisioning for loan losses	299	40	1	0	2	7	349
Value adjustments to financial fixed assets	(1)	1	0	0	(1)	0	(1)

Operating profit before taxes	1,575	415	153	68	499	118	2,828
Taxes	453	88	42	16	135	30	764

Profit after taxes	1,122	327	111	52	364	88	2,064
Minority interests	31	6	4	3	99	0	143

Net profit	1,091	321	107	49	265	88	1,921

Efficiency ratio	63.2%	82.4%	71.9%	75.7%		69.4%	66.7%

26

Constant exchange rate and local currency performance

Throughout the above discussion, the financial results and performance compared to the prior period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of "constant exchange rates" or "local currency". Both "constant exchange rates" and "local currency" exclude the effect of currency translation differences and is a non-Dutch GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. "Local currency" performance is measured for single currency volume differences.

Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the profit and loss account so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our Business Units in North America and Brazil in US dollars and Brazilian real into euros, as well as the various currencies making up our Wholesale Clients Strategic Business Unit.

Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of the businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the underlying operating performance of the businesses during the periods under review External stakeholders, such as business analysts, also use these measures.

However, we recognise that these measures should not be used in isolation and, accordingly, we begin with the comparable Dutch GAAP actual growth measures that reflect all the factors that affect our business in the reported performance sections of this release.

Calculation of constant exchange rates and local currency performance

We calculate the comparable constant exchange rates performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended 31 December 2003 are multiplied by the average monthly exchange rates of 2002 to compare with the results of 2002 on a constant basis.

The local currency performance is simply the local volumes of a single currency compared with a previous period. For example, the US dollar volumes reported by our North American Business Unit of 2004 compared to 2003.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

27

ITEM 2.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP

	Six months ended June 30, 2004	Three months ended June 30, 2004	Three months ended March 31, 2004	2003	2002	2001	2000	1999

Excluding Interest on
Deposits(1)
Operating Profit before Taxes	2,828	1,431	1,397	4,918	3,388	4,428	3,825	4,250
Add: Fixed Charges	1,275	594	681	2,989	4,153	4,664	5,014	3,902

Earnings before Taxes and
Fixed Charges	4,103	2,025	2,078	7,907	7,541	9,092	8,839	8,152

Fixed Charges	1,275	594	681	2,989	4,153	4,664	5,014	3,902

Ratio of Earnings to Fixed
Charges	3.22	3.41	3.05	2.65	1.82	1.95	1.76	2.09

Including Interest on
Deposits(1)
Fixed Charges as above	1,275	594	681	2,989	4,153	4,664	5,014	3,902
Add: Interest on deposits	5,052	2,592	2,460	10,817	13,372	20,259	22,818	16,483

Total Fixed Charges and
Interest on deposits	6,327	3,186	3,141	13,806	17,525	24,923	27,832	20,385

Earnings before Taxes and
Fixed Charges	4,103	2,025	2,078	7,907	7,541	9,092	8,839	8,152
Add: Interest on deposits	5,052	2,592	2,460	10,817	13,372	20,259	22,818	16,483

Earnings before Taxes and
Fixed Charges and Interest on deposits	9,155	4,617	4,538	18,724	20,913	29,351	31,657	24,635

Ratio of Earnings to Fixed Charges	1.45	1.45	1.44	1.36	1.19	1.18	1.14	1.21

_____________________
(1) Deposits include Banks and Total customer accounts.